Exhibit 99.3

Denison Mines Corp. 1100 – 40 University Ave Toronto, ON M5J 1T1 www.denisonmines.com

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR RELEASE, PUBLICATION, DISTRIBUTION OR DISSEMINATION DIRECTLY OR INDIRECTLY, IN WHOLE OR IN PART, IN OR INTO THE UNITED STATES

PRESS RELEASE

DENISON ANNOUNCES CLOSING OF US$86.3 MILLION
FINANCING IN SUPPORT OF STRATEGIC ACQUISITION
OF PHYSICAL URANIUM

Toronto, ON – March 22, 2021 Denison Mines Corp. (“Denison” or the “Company”) (DML: TSX, DNN: NYSE American) is pleased to announce that it has closed its previously announced bought deal public offering of units (the “Offering”). The Company issued 78,430,000 units of the Company at US$1.10 per unit for aggregate gross proceeds of US$86,273,000, which included 10,230,000 units through the full exercise of the underwriters’ over-allotment option.

Each unit consists of one common share and one-half of one transferable common share purchase warrant of the Company. Each full warrant is exercisable to acquire one Company common share at an exercise price of US$2.25 for 24 months after issuance. The warrants are not listed.

The Offering was completed through a syndicate of underwriters co-led by Cantor Fitzgerald Canada Corporation, as sole-bookrunner, and Haywood Securities Inc., and including Scotia Capital Inc., Canaccord Genuity Corp., TD Securities Inc., BMO Nesbitt Burns Inc., Cormark Securities Inc., Raymond James Ltd. and Paradigm Capital Inc.

Net proceeds of the Offering are anticipated to be used to fund the strategic purchase of uranium concentrates (“U3O8”) to be held by Denison as a long-term investment, intended to support the potential future financing of the advancement and/or construction of the Company’s flagship 90% owned Wheeler River Uranium Project (“Wheeler River”). Uranium purchases are planned to be made in the uranium spot market, with a target of accumulating approximately 2.5 million pounds of U3O8.

The Offering was made by way of a prospectus supplement dated March 16, 2021 (the "Prospectus Supplement") to the Company's existing Canadian short form base shelf prospectus dated June 2, 2020 (the "Base Shelf Prospectus"). The Prospectus Supplement has been filed with the securities commissions in each of the provinces and territories of Canada, except Quebec and is available on the SEDAR website maintained by the Canadian Securities Administrators at www.sedar.com.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities, nor will there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. The securities offered have not been approved or disapproved by any regulatory authority, nor has any such authority passed upon by the accuracy or adequacy of the Prospectus Supplement or the Base Shelf Prospectus.

This press release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or any state securities laws and may not be offered or sold within the United States or to or for the account or benefit of a U.S. person (as defined in Regulation S under the U.S. Securities Act) unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

About Denison

Denison is a uranium exploration and development company with interests focused in the Athabasca Basin region of northern Saskatchewan, Canada. The Company's flagship project is the 90% owned Wheeler River Uranium Project, which is the largest undeveloped uranium project in the infrastructure rich eastern portion of the Athabasca Basin region of northern Saskatchewan. Denison's interests in Saskatchewan also include a 22.5% ownership interest in the McClean Lake joint venture ("MLJV"), which includes several uranium deposits and the McClean Lake uranium mill, contracted to process the ore from the Cigar Lake mine under a toll milling agreement, plus a 25.17% interest in the Midwest and Midwest A deposits, and a 66.90% interest in the Tthe Heldeth Túé (“THT,” formerly J Zone) and Huskie deposits on the Waterbury Lake property. Each of Midwest, Midwest A, THT and Huskie are located within 20 kilometres of the McClean Lake mill.

Denison is engaged in mine decommissioning and environmental services through its Closed Mines group (formerly Denison Environmental Services), which manages Denison's Elliot Lake reclamation projects and provides post-closure mine care and maintenance services to a variety of industry and government clients.

Denison is also the manager of Uranium Participation Corporation, a publicly traded company listed on the TSX under the symbol 'U', which invests in uranium oxide in concentrates ('U3O8') and uranium hexafluoride ('UF6').

For more information, please contact

David Cates          (416) 979-1991 ext. 362
President and Chief Executive Officer

Sophia Shane       (604) 689-7842
Investor Relations

Follow Denison on Twitter @DenisonMinesCo

Cautionary Statement Regarding Forward-Looking Statements
Certain information contained in this news release constitutes ‘forward-looking information’, within the meaning of the applicable United States and Canadian legislation concerning the business, operations and financial performance and condition of Denison.

Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as ‘plans’, ‘expects’, ‘budget’, ‘scheduled’, ‘estimates’, ‘forecasts’, ‘intends’, ‘anticipates’, or ‘believes’, or the negatives and/or variations of such words and phrases, or state that certain actions, events or results ‘may’, ‘could’, ‘would’, ‘might’ or ‘will be taken’, ‘occur’, ‘be achieved’ or ‘has the potential to’.

In particular, this news release contains forward-looking information pertaining to: the use of proceeds from sales from the Offering including the acquisition of approximate quantities of uranium; the strategic objectives of Denison, including the potential advancement of the Wheeler River project; and Denison's expectations regarding its joint venture ownership interests and the continuity of its agreements with third parties.

Forward looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by such forward-looking statements.

For example, Denison may not be able to deploy the proceeds as intended, if Uranium is not available to be purchased at all or at prices deemed appropriate. Further, should the price of uranium materially decline, Denison’s strategy of acquiring and holding physical uranium could expose Denison to significant losses and adversely impact the financial position of the Company. In addition, the currently anticipated evaluation and environmental assessment activities may not be maintained after further testing or Denison may decide or otherwise be required to alter or discontinue testing, evaluation and development work, if it is unable to maintain or otherwise secure the necessary approvals or resources (such as testing facilities, capital funding, etc.) as a result of COVID-19 pandemic-related disruptions or otherwise and the Company may not be able to, or may choose not to, proceed to a feasibility study, construction or production for Wheeler River. Denison believes that the expectations reflected in this forward-looking information are reasonable and no assurance can be given that these expectations will prove to be accurate and results may differ materially from those anticipated in this forward-looking information. For a discussion in respect of risks and other factors that could influence forward-looking events, please refer to the factors discussed in the Management’s Discussion & Analysis dated March 4, 2021 under the heading “Risk Factors”. These factors are not, and should not be construed as being exhaustive.

Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking information contained in this news release is expressly qualified by this cautionary statement. Any forward-looking information and the assumptions made with respect thereto speaks only as of the date of this news release. Denison does not undertake any obligation to publicly update or revise any forward-looking information after the date of this news release to conform such information to actual results or to changes in Denison's expectations except as otherwise required by applicable legislation.